July 2, 2009

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F St., N.E.

Mail Stop 7010

Washington, D.C. 20549

Attention: H. Roger Schwall

Re:	Golden Star Resources Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 25, 2009
File No. 1-12284

Dear Mr. Schwall:

On behalf of Golden Star Resources Ltd. (the “Company”), set forth below is the responses of the Company to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission contained in the letter dated June 17, 2009 (the “SEC Letter”) regarding the above-referenced filing.

For the convenience of the Staff, we have transcribed the comment being addressed, along with the Company’s response thereto.

Form 10-K for the Fiscal Year Ended December 31, 2008

Description of Properties, page 30

Comment 1. We note your response to our prior comment 1 and your statement that the company’s determined that “none of the exploration properties outside of Ghana are deemed to be material by the Company at this time.” Please confirm that, as it relates to the exploration properties outside of Ghana, the effect of compliance with rules and regulation regarding the protection of the environment upon your capital expenditures, earnings and competitive position are not material. See Item 102(c)(vii) of Regulation S-K. In addition, please confirm that in future filings you will include in this section, the information provided in the last two sentences of the first paragraph of your response.

Michelle H. Shepston • 303 892 7344 • michelle.shepston@dgslaw.com

July 2, 2009

Response: The Company confirms that, as it relates to the Company’s exploration properties outside of Ghana, the effect of compliance with rules and regulations regarding the protection of the environment is not material to the Company’s capital expenditures, earnings and competitive position. The Company acknowledges that when and if certain exploration properties become more material, additional disclosure may be required with respect to property ownership structures and environmental and other regulatory regimes in the countries where the properties are located, and the Company will continue to assess and evaluate the materiality of its exploration properties for this purpose.

The Company acknowledges that:

(1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Please call the undersigned at (303) 892-7344 if you wish to discuss these matters.

Sincerely,

/s/ Michelle H. Shepston
Michelle H. Shepston for
DAVIS GRAHAM & STUBBS LLP

cc:	D. Brown (SEC)
J. Labate (Golden Star)